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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41206

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___The Tavenner Company___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___4910 Old Mechanicsburg Road___
(No. and Street)

___Springfield___	___OH___	___45502___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Thomas J. Tavenner___	___937-399-9663___	___tom@tavennerco.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Jerome Davies, CPA, P.C.___
(Name – if individual, state last, first, and middle name)

___3605 Sandy Plains Road Suite 240-480___	___Marietta___	___GA___	___30066___
(Address)	(City)	(State)	(Zip Code)

___4/25/2017___	___6363___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Thomas J. Tavenner_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____The Tavenner Company_____, as of _____December 31_____, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____Pres._____

_____
Notary Public



DANIELLE N. CHESSHIR
Notary Public, State of Ohio
My Commission Expires 7 2-3 6

This filing contains (check all applicable boxes):**

- [X] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [X] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [X] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [X] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Tavenner Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Tavenner Company (the Company) as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Tavenner Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.



Marietta, Georgia
March 20, 2022

THE TAVENNER COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets:		
Cash	$	36,542
Accounts receivable		66,021
Fixed assets (net of accumulated depreciation of $29,837)		4,153
Total Assets	$	106,716

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	9,500
Commissions payable		47,057
Total Liabilities		56,557
Stockholder's Equity:		
Common stock, no par value; authorized 750 shares,		
100 shares issued and outstanding		-
Additional paid-in capital		18,315
Retained earnings		31,844
Total Stockholder's Equity		50,159
Total Liabilities and Stockholder's Equity	$	106,716

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue:		
Commissions	$	892,786
Reimbursements and fees from representatives		52,132
Interest		90
Total revenue		945,008
Expenses:		
Commissions		582,049
Contract labor		118,284
Occupancy and equipment		40,000
Office expenses		29,156
Regulatory fees		27,839
Compliance		19,014
Information technology		17,567
Professional fees		16,570
Insurance		15,939
Other		6,256
Total expenses		872,674
Net Income	$	72,334

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2021	$ -	18,315	4,510	22,825
Distributions			(45,000)	(45,000)
Net Income			72,334	72,334
Balance at December 31, 2021	$ -	18,315	31,844	50,159

The accompanying notes are an integral part of these financial statements.

THE TAVENNER COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities

Net Income	$	72,334

Adjustments to reconcile net income to net cash
provided by operating activities:

Depreciation	70

Net Changes in Operating Assets and Liabilities:

Accounts receivable	(53,673)
Accrued expenses	(2,334)
Commissions payable	37,796
Net Cash provided by Operating Activities	54,193

Cash Flows from Investing Activities

Purchase of fixed assets	(4,223)
Net cash used in Investing Activities	(4,223)

Cash Flows from Financing Activities

Distributions	(45,000)
Net cash used in Financing Activities	(45,000)

Net Increase in Cash		4,970
Cash, beginning of year		31,572
Cash, end of year	$	36,542

The accompanying notes are an integral part of these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

    Description of business
    The Tavenner Company (the "Company") is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio. The Company limits it's business activity exclusively to selling variable life insurance or annuities and mutual funds on an application basis and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

    Use of estimates
    Financial statements prepared in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    Cash and cash equivalents
    Cash consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

    Accounts receivable
    Accounts receivable primarily consists of trade receivables from brokerage services related to customer investments in mutual funds, insurance and variable annuities. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review of uncollectible amounts is based on an analysis of the Company's collections experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable no allowance for credit losses is considered necessary.

    Fixed assets
    Fixed assets consist of furniture and office equipment and are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets, generally 5 to 7 years.

    Operating lease
    The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

    Revenue Recognition
    The Company recognizes revenue from contracts with customers pursuant to ASC 606 Revenue from Contracts with Customers. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

    The Company receives commission income for brokerage services related to customer investments in mutual funds, insurance and annuity contracts. The Company may receive commissions paid up front, overtime, upon the investor's exit from the mutual fund, insurance or annuity contract (that is, a contingent deferred sales charge), as applicable, or combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date.

Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty may be dependent on the value of the shares at future points in time and/or the length of time the investor remains in the mutual funds, insurance or annuity contracts both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the mutual funds, insurance or annuity contracts and/or the investor activities are known, which are usually monthly or quarterly.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements considered events through the date the financial statements were issued.

2. **INCOME TAXES:**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes. Rather, the shareholder is liable for the individual income taxes on the Company's taxable income.

3. **RELATED PARTY TRANSACTIONS:**

The Company's sole stockholder also controls an insurance company (the "Affiliate"). The Company leases office space and equipment on a month-to-month basis pursuant to an informal agreement between the Company and the Affiliate. The amounts expensed in connection with this agreement was $40,000 for 2021.

The Company has an expense sharing agreement with the Affiliate where the Company is allocated it's share of expenses incurred for office expenses and other services, and paid on its behalf. This allocation is based on the relative amount of time resources incurred by each company. The amount expensed for these charges was $53,463 for 2021. Under the expense sharing agreement the Company is also allocated its share of expenses for compensation of shared personnel which amounted to $50,100 for 2021.

The Company reimburses the Affiliate for payroll expenses pursuant to an agreement between both parties. The amount expensed for these charges was $66,760 for 2021.

There were no amounts receivable from or payable to related parties as of December 31, 2021.

The financial position and results of operations could differ if the above transactions were not with an affiliated entity.

THE TAVENNER COMPANY
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

4. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $27,028, which was $22,028 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2021 was 2.09 to 1.0.

5. **COMMITMENTS AND CONTIGENCIES**

The Company has no commitments or contingencies that require disclosure as of December 31, 2021.

THE TAVENNER COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2021

Computation of Net Capital

Total Stockholder's Equity	$	50,159
Less: Nonallowable Assets		(23,118)
Tentative net capital		27,041
Haircuts		(13)
Net Capital	$	27,028

Computation of Excess Net Capital

Net Capital as Calculated Above	$	27,028
Net Capital Requirement		(5,000)
Excess Net Capital	$	22,028

Computation of Aggregate Indebtedness to Net Capital

Aggregate Indebtedness	$	56,557
Net Capital as Calculated Above		27,028
Ratio of Aggregate Indebtedness to Net Capital		2.09 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 (as amended) as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm.

THE TAVENNER COMPANY
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIRED PURSUANT TO RULE 15c3-3
DECEMBER 31, 2021

The Company does not claim an excemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance upon footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

THE TAVENNER COMPANY
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRED PURSUANT TO RULE 15c3-3
DECEMBER 31, 2021

The Company does not claim an excemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, in reliance upon footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See Report of Independent Registered Public Accounting firm



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
The Tavenner Company

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) The Tavenner Company (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Jerome Davies, CPA, P.C.

Marietta, Georgia
March 20, 2022



the
TAVENNER
COMPANY

The Tavenner Company's
Exemption Report

The Tavenner Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) Broker or dealer selling variable life insurance or annuities (2) Mutual fund retailer on an application basis (3) Municipal securities broker limited to 529 college plans only (4) Broker or dealer selling shelters or limited partnerships in primary distributions on a best efforts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Thomas J. Tavenner, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  2-27-22

Title: President

Securities Offered Through The Tavenner Company
Address: 4910 Old Mechanicsburg Road, Springfield Ohio 45502 **Voice**: 800-543-6922 **Fax**: 866-271-8172
The Tavenner Company is an Ohio-Based Securities Broker Dealer And Insurance Agency
FINRA CRD # 18004 Ohio Insurance License# 32188 Member FINRA/SIPC/MSRB
Other State Affiliations/Licensure Available on Request